FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Following a revaluation of the cash element of the notional investment held within the GSK 401K plan (The Plan), which is notionally held in GSK American Depositary Shares (ADSs), the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned Persons on 6 January 2014 of the following increase in the notional allocation of ADSs on 3 January 2014 at a price of $52.80 per ADS:-

Director/PDMR	Number of ADSs	Connected Person	Number of ADSs
Dr M M Slaoui	16	Dr K Slaoui	4

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

Sonja
Arsenić
Corporate Secretariat

6 January 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 06, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc